Grupo PARANAPANEMA

Rio de Janeiro – June 13, 2003


03022926

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

Ref. **Paranapanema S/A**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

Gentleman / Madam:

We are enclosing a copy of the Minutes of the General Meeting of Shareholders held on May 20, 2003, as well as the Minutes of the Meetings of the Board of Directors of Paranapanema S.A. held on February 7th, 2003 and April 11th, 2003 and June 5th, 2003.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,



Augusto Carneiro de Oliveira Filho
General Counsel

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York



PARANAPANEMA S/A

CNPJ/MF 60.398.369/0001-26

NIRE 333.001.638-16

A Publicly-held Corporation

MINUTES OF THE GENERAL MEETING OF SHAREHOLDERS HELD ON MAY 20, 2003

Date, Time, and Venue: At 11:00 of May 20, 2003, at corporate headquarters, in Praia de Botafogo, 228, 15º andar , "Bloco A", Botafogo, Rio de Janeiro, RJ. **Publications**: Notices convening the meeting were published on: "Diario Oficial do Estado do Rio de Janeiro" (Official Gazette) on May 5, 6, and 7, 2003; on "Jornal do Commercio" on May 4, 6, and 7, 2003; and on "DCI – Diário do Comércio e Indústria" on May 3, 6 and 7, 2003; the Financial Statements and the Opinion of the Independent Auditors were published on "Jornal do Commercio" and on "DCI – Diário do Comércio e Indústria" on May 1, 2003, and on "Diário Oficial do Estado do Rio de Janeiro" on May 2, 2003; the Notice to Shareholders, mentioned in art. 133 of Law 6,404, was published on: "Diário Oficial do Estado do Rio de Janeiro" on April 22, 24, and 25, 2003; and on "Jornal do Commercio" and on "DCI – Diário do Comércio e Indústria" on April 18, 23, and 24, 2003. **Attendance**: Shareholders representing over 2/3 of the corporate capital, as verified in the Shareholder Attendance Book, a representative of PricewaterhouseCoopers Auditores Independentes, the Corporations external audit firm, and members of the Board of Directors and of the Audit Committee. **Composition of the Table**: Pursuant to paragraph 2 of art. 22 of the By-laws, Mr. Hamilton Salemo de Moura, Chairman of the Board, chaired the meeting and invited me, Augusto Carneiro de Oliveira Filho, to be the Secretary. **Order of Business**: (i) Analysis of the accounts submitted by the Board of Officers; examination, debate and voting of the Financial Statements, along with the Management's Report and of the Opinion of

the Independent Auditors, all referring to the fiscal year ended on 12.31.2002; (ii) Election of new members of the Board of Directors – as a result of resignation. As per the provisions of Instrução-CVM 282 (Securities Commission Directive), shareholders wishing to hold elections by multiple vote must hold a minimum of 5% of the voting capital; (iii) Determination of the remuneration of the managers for the fiscal year of 2003. **Resolutions**: It was resolved that these Minutes were to be written in summary form, as provided by paragraph 1 of art. 130 of Law 6,404/76. Upon continuing works, within the Order of Business, the following resolutions were taken, with the abstentions of those who ere legally impeded: (i) Subsequent to examination and discussion, it was resolved that the Financial Statements and the Management's Report and the Opinion of the Independent Auditors, all referring to the fiscal year ended on 12.31.2002, were to be approved. Approval by minority shareholder Mr. José Teixeira de Oliveira was also to be mentioned. (ii) Continuing with the Order of Business and in view of the resignation submitted by titular members of the Board of Directors of the Corporation, Messrs. Antonio Fernando Pereira de Melo and Hayton Jurema da Rocha, whose positions were temporarily held by Substitute Board Member Ivan Luiz Modesto Schara - who shall return to his substitute position, and of substitute member Mr. Aloísio Macário Ferreira de Souza, the following shareholders were elected as new board members: Messrs. **LUIZ CARLOS DOS SANTOS VIEIRA**, a Brazilian citizen, married, an economist, bearer of identity card no. 2390566-4, issued by IFP/RJ, and of CPF (tax payer's code) no. 175.079.607-49, residing and domiciled at Rua Almirante Felinto Perry, 109, in the city of Rio de Janeiro, State of Rio de Janeiro, and **SILVIO TINI DE ARAUJO**, a Brazilian citizen, married, holder of a degree in legal and economic sciences, bearer of identity card no. 3.482.808, issued by SSP/SP, and of CPF no. 064.065.488-68, residing and domiciled at Rua Joaquim Floriano, 1052, 4o. andar, conjunto 42, in the city of São Paulo, State of São Paulo. The following persons were elected as substitute members: Messrs. **Ivan Luiz Modesto Schara**, a Brazilian citizen, married, an economist, bearer of identity card no. 10.140.679-1, issued by IFP/RJ, and of CPF no. 888.693.267-72, residing and domiciled at Rua Marques de Pinedo, 97/905, Laranjeiras, in the city of Rio de

Janeiro, State of Rio de Janeiro, **Luciano Montenegro Junior**, a Brazilian citizen, married, a bank employee, bearer of identity card no. 06388296-3, issued by IFP/RJ, and of CPF no. 000.868.387-50, residing and domiciled at Rua Silva Rabelo, 154, bloco 2, apto. 704, in the city of Rio de Janeiro, State of Rio de Janeiro, and **Antonio Rigotto**, a Brazilian citizen, married, a mechanical engineer, bearer of identity card no. 13.880.218, issued by SSP/MG, registered with CPF under no. 055.501.736-20, residing and domiciled at Alameda Caraguatatuba, 796, R. 3, Alphaville, in the city of Santana de Parnaíba, State of São Paulo, all of whom shall serve for the remainder of the term of office, which shall end upon the holding of the General Meeting of Shareholders convened to examine the accounts relating to the fiscal year 2003. Pursuant to Law 8,934/94, said persons expressly state that they have not been convicted by any crime capable of preventing them from conducting commercial activities. The Board Members elected shall be vested in their positions upon signing the respective Entry of Commencement of Office. The shareholders present thanked the efforts and dedication of the Board Members now leaving the Corporation, and wished a successful performance to the newly elected Members; (iii) It was further resolved that the total amount to be apportioned for payment of management fees during the fiscal year of 2003 would be of up to (R$2,500,000.00) two million five hundred thousand reais, which amount would be divided among the members of the Board of Directors and those of the Board of Officers, in the manner to be established by the members of the Board of Directors; (iv) Next, it was resolved to form the Audit Committee for the now commencing fiscal year, whose members would serve until the next General Meeting of the Shareholders. The following persons were elected: **Luiz Carlos Vaini**, a Brazilian citizen, married, an accountant, bearer of identity card no. 3.146.370, issued by SSP/SP, registered with CPF/MF under no. 039.358.688-04, residing and domiciled at Rua Princesa Isabel, 1152, apartamento 81, Campo Belo, São Paulo, SP, as a titular member and, as his substitute, Manuel Fernandes Lourenço, a Portuguese citizen, married, business manager, bearer of identity card no. RNE-W 317.337-H, registered with CPF/MF under no. 255.819.888/20, residing and domiciled at Rua Horacio Vergueiro Rudge, casa 221, Casa Verde,

São Paulo, SP; **Renato Donatello Ribeiro**, a Brazilian citizen, judicially separated, an economist, bearer of identity card no. 7.250.713, issued by SSP/SP, registered with CPF/MF under no. 872.998.368/15, residing and domiciled at Rua Dr. Franco da Rocha, 339/81, Bloco "A", Perdizes, São Paulo, SP, as a titular member and, as his substitute, Cláudio Guimarães Junior, a Brazilian citizen, married, an engineer, bearer of identity card no. 317456, issued by Ministério da Marinha/RJ, registered with CPF/MF under no. 663.948.647-49, residing and domiciled at Av. Aquarela do Brasil, 333, bloco 2, apto. 901, Rio de Janeiro, RJ; **Luiz Tito Cerasoli**, a Brazilian citizen, married, an engineer, bearer of identity card no. 38.592-D, issued by CREA/RJ, registered with CPF/MF under no. 297.487.047/34, residing and domiciled at SHIS, QL. 10, Conjunto 10, casa 08, Lago Sul, Brasília, - DF, and, as his substitute, Gilda Maria dos Santos, a Brazilian citizen, married, an economist, bearer of identity card no. 627.400-SSP/DF and of CIC 224.424.721-04, residing and domiciled at SQN, 208, Bloco "E", apto. 503, Brasília, DF. Once granted the opportunity to speak, the attorney representing the minority shareholders, holders of preferred and common stock, requested that the representative of the preferred stockholder be elected separately. Accordingly, Mr. **José Ferraz Ferreira Filho**, a Brazilian citizen, married, a business manager, bearer of identity card no. 3.496.394-7, issued by SSP/SP, registered with CPF/MF under no. 250.616.158/91, residing and domiciled at Rua Comandante Garcia D'Avila, 345, São Paulo, SP, was elected as a titular member, and, as his substitute, election was for Luiz Fonseca e Souza Meirelles Filho, a Brazilian citizen, married, an economist, bearer of identity card no. 4.439.266, issued by SSP/SP, registered with CPF/MF under no. 500.165.638/91, residing and domiciled at Rua Padre João Manuel, 1.178, apartamento 1-A, são Paulo, SP. Remuneration of the members of the audit committee was to be equivalent to 10% of that averaged by the managers, as per the minimum remuneration provided by law. **Quorum for the Resolutions**: All resolutions were taken by the totality of the shareholders present. **Documents filed**: Proxy instruments submitted by the Shareholders. **Close**: There being no further matter to be deliberated, the Chair afforded the opportunity to speak to whoever might be interested and, as no one spoke, the

Chair adjourned the meeting for transcription of these Minutes into the proper book, and these Minutes, by unanimous resolution, and based on Paragraph Two of art. 130 of Law 6,404/76, will be published without mentioning the signature of the shareholders. Once the meeting was reopened, these Minutes were read and, as they were considered in conformity and approved, the meeting was closed once the members of the table and the shareholders present had signed these minutes. Rio de Janeiro, May 20, 2003. (s.) PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil; (s.) Fundação Sistel de Seguridade Social; (s.) Silvio Tini de Araújo; (s.) Hyposwiss Banco Privado S.A.; (s.) Bonsucex Participações Ltda.; (s.) João Batista Lemes Cruvinel; (s.) Luiz Vicente Barros Mattos Junior; (s.) José Teixeira de Oliveira; (s.) José Ferraz Ferreira Filho; (s.) Hamilton Salemo de Moura – Chairman; (s.) José Ferraz Ferreira Filho – Representative of the Audit Committee; (s.) Augusto Cameiro de Oliveira Filho – Secretary; (s.) PricewaterhouseCoopers Auditores Independentes.

These minutes conform to the original version written on the proper book.

Augusto Cameiro de Oliveira Filho
Secretary

There appears a seal of the Commercial Registrar of the State of Rio de Janeiro under no. 00001326409 – Valéria Gaspar Massena Serra – General Secretary - Date 11/06/2003.

PARANAPANEMA SA

CGC/MF 60.398.369/0001-26

NIRE 33300163816

A PUBLICLY-HELD COMPANY

Minutes Of the meeting of the Board of Directors of Paranapanema S.A. held on April 11th, 2003.

Date, Venue, Time: April 11th, 2003, at 13:00, on the corporate headquarters in Praia de Botafogo, 228 - 15º andar, Bloco "A", Botafogo, na cidade do Rio de Janeiro, RJ; **Attendance:** The members of the Board of Directors of the company, Messrs.. Hamilton Salerno de Moura (President), Wanderley Rezende de Souza (Secretary), Vítor Paulo Camargo Gonçalves, Yutaka Imagawa, Wilson Carlos Duarte Delfino and Ivan Luis Modesto Schara. **Order of Business:** Analysis of the Management's Report and of the Financial Statements referring to the fiscal year ended on December 31, 2002. **Resolutions:** It was resolved by the totality of members of the Board of Directors to approve the Management's Report and of the Financial Statements referring to the fiscal year ended on December 31, 2002. **Closing:** there being no further to be discussed it was decided to adjoum the meeting and to write this minutes which, once read and found in good order, was signed by the persons present. Rio de Janeiro, April 11th, 2003. (a.) Hamilton Salerno de Moura; (a.) Wanderley Rezende de Souza; (a.) Vítor Paulo Camargo Gonçalves; (a.) Yutaka Imagawa; (a) Wilson Carlos Duarte Delfino; (a) Ivan Luis Modesto Schara.

This Copy tallies with the original, as appearing in the proper book.

WANDERLEY REZENDE DE SOUZA

Secretary: : ____________________________

There appears a seal of the Commercial Registrar of the State of Rio de Janeiro under no. 00001319381 – Valéria Gaspar Massena Serra – General Secretary - Date 12/05/2003.

PARANAPANEMA SA

CGC/MF 60.398.369/0001-26

NIRE 33300163816

A PUBLICLY-HELD COMPANY

Minutes Of the meeting of the Board of Directors of Paranapanema S.A. held on June 5, 2003.

Date, Venue, Time: At 10:00 of June 5, 2003, on the corporate headquarters in Praia de Botafogo, 228 - 15° andar, Bloco "A", Botafogo, na cidade do Rio de Janeiro, RJ; **Attendance:** The members of the Board of Directors of the company, Messrs.. Hamilton Salerno de Moura (President), Wanderley Rezende de Souza (Secretary), Yutaka Imagawa, Wilson Carlos Duarte Delfino, Vítor Paulo Camargo Gonçalves, Luiz Carlos dos Santos Vieira and Silvio Tini de Araújo. **Order of Business:** Analysis of the proposal of contracting new Independent Auditors to the Company; **Resolutions:** It was approved the Management's proposal of contracting new Independent Auditors to the Company, being chosen, for this purpose, Trevisan Auditores Independentes to execute the function of external auditor, in accordance with Article 16, item "i", of the By-Laws, delegating to the Management the necessary powers to enter into the relevant contracts. **Closing:** there being no further to be discussed it was decided to adjoum the meeting and to write this minutes which, once read and found in good order, was signed by the persons present. Rio de Janeiro, June 5, 2003. (a) Hamilton Salerno de Moura (President), (a) Wanderley Rezende de Souza (Secretary), (a) Vítor Paulo Camargo Gonçalves, (a) Yutaka Imagawa, (a) Wilson Carlos Duarte Delfino, (a) Luiz Carlos dos Santos Vieira, (a) Silvio Tini de Araújo.

This Copy tallies with the original, as appearing in the proper book.

WANDERLEY REZENDE DE SOUZA

Secretary: : ______________________

PARANAPANEMA SA

CGC/MF 60.398.369/0001-26

NIRE 33300163816

A PUBLICLY-HELD COMPANY

Minutes Of the meeting of the Board of Directors of Paranapanema S.A. held on June 5, 2003.

Date, Venue, Time: At 10:00 of June 5, 2003, on the corporate headquarters in Praia de Botafogo, 228 - 15° andar, Bloco "A", Botafogo, na cidade do Rio de Janeiro, RJ; **Attendance:** The members of the Board of Directors of the company, Messrs.. Hamilton Salerno de Moura (President), Wanderley Rezende de Souza (Secretary), Yutaka Imagawa, Wilson Carlos Duarte Delfino, Vítor Paulo Camargo Gonçalves, Luiz Carlos dos Santos Vieira and Silvio Tini de Araújo. **Order of Business:** Analysis of the proposal of contracting new Independent Auditors to the Company; **Resolutions:** It was approved the Management's proposal of contracting new Independent Auditors to the Company, being chosen, for this purpose, Trevisan Auditores Independentes to execute the function of external auditor, in accordance with Article 16, item "i", of the By-Laws, delegating to the Management the necessary powers to enter into the relevant contracts. **Closing:** there being no further to be discussed it was decided to adjoum the meeting and to write this minutes which, once read and found in good order, was signed by the persons present. Rio de Janeiro, June 5, 2003. (a) Hamilton Salerno de Moura (President), (a) Wanderley Rezende de Souza (Secretary), (a) Vítor Paulo Camargo Gonçalves, (a) Yutaka Imagawa, (a) Wilson Carlos Duarte Delfino, (a) Luiz Carlos dos Santos Vieira, (a) Silvio Tini de Araújo.

This Copy tallies with the original, as appearing in the proper book.

WANDERLEY REZENDE DE SOUZA

Secretary: : ______________________________